Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2009
November 5, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today its operating results for the third quarter and nine month period ended September 30, 2009.
Third Quarter 2009 Financial Highlights:
•	Net Revenues of $22.4 million.

•	EBITDA of $23.1 million for the three months ended September 30, 2009. Please refer to a subsequent section of the press release for a reconciliation of EBITDA to net income.

•	Net Income of $14 million, or $0.57 per basic share and $0.46 per diluted share, based on weighted average common shares outstanding of 24,580,378 basic, and 30,386,931 diluted.

•	Fleet utilization of 92.2%.

Following the acquisition of BET in August 2009, the Company operates a fleet of 11 vessels with a total capacity of 1,043,296 dwt.
Nine Months 2009 Financial Highlights:
•	Net Revenues of $70.7 million.

•	EBITDA of $60.7 million for the nine months ended September 30, 2009. Please refer to a subsequent section of this press release for a reconciliation of EBITDA to net income.

•	Net Income of $33.3 million, or $1.44 per basic share and $1.13 per diluted share, based on weighted average common shares outstanding of 23,109,073 basic, and 29,420,518 diluted.

•	Fleet utilization of 87.4%.

Dale Ploughman, the Company’s Chief Executive Officer, stated: “Despite the continued market volatility, we are pleased to report strong results for the third quarter of 2009, our fourth consecutive profitable quarter since the completion of our business combination in August 2008. These results reflect our strong cash flow, the high fleet utilization and our operational efficiency on the cost side.
In the third quarter of 2009, we doubled our controlled fleet with the acquisition of BET, which was achieved with minimal cash outlay and without sacrificing our strong balance sheet. In addition, we reinforced our capital structure with the conversion of the $28.25 million promissory note issued in our business combination into common stock, which enhances our ability to pursue additional accretive fleet expansion taking advantage of opportunities that may come up in today’s market conditions.
We expect the dry bulk market to continue to experience volatility for the remainder of 2009 and in 2010. Stimulus packages passed by major world economies helped revive global trade growth from its collapse at the beginning of 2009. Despite the challenges facing major world economies in the U.S. and Europe, which appear to be recovering at a slower pace, we believe that demand for dry bulk commodities from the developing markets, especially China and India, will continue as a result of domestic infrastructure development in those countries. The significant orderbook remains a concern, but in the first nine months of 2009 the slippage between scheduled and actual deliveries of newbuildings exceeded 35%. We believe that a continuation of this trend, coupled with increased scrapping, should have a positive impact on fleet supply, which, however, is difficult to quantify. Therefore, we expect freight rates to remain volatile, continuing to put pressure on asset values which, particularly in respect to the smaller units, are too high in relation to the freight market. With our experienced management, strong balance sheet, high liquidity and significant charter coverage of 76% for 2010, we believe that Seanergy is well positioned to take advantage of opportunities to expand its fleet, further enhancing shareholder value for the longer term.”
Christina Anagnostara, the Company’s Chief Financial Officer, stated: “Following the acquisition of BET, we operate a fleet with a total capacity of 1,043,296 dwt, which represents a 229% increase as compared to the previous quarter. The acquisition is immediately earnings accretive, improving our margins and cash flow, based on the charters currently in place for the vessels acquired. We have time charter agreements for nine of our 11 vessels, providing a stable base of revenue and cash flow. Under two of these charters, we have also negotiated to receive 50% of adjusted profits in addition to the fixed chartered rate, which provides the Company the ability to benefit from an improving future rate environment. We are pleased to deliver strong results with an average TCE rate of $42,127 for the nine months ended September 30, 2009. Our net income margin was approximately 45% of TCE and our free cash flow margin was approximately 65% of TCE.
Our cash reserves were $64 million as of September 30, 2009, reflecting the $36.4 million in cash from operations we generated during the period. Our cash reserves enable us to meet scheduled debt repayments and capital expenditures. Our net debt to book capitalization stands at 52%, a moderate figure for our industry.
To date we have completed the dry dockings of the African Zebra, Hamburg Max and BET Commander. We have no additional scheduled dry dockings this year.”

Conference Call Details:
The Company’s management team will host a conference call to discuss the financial results tomorrow, Friday, November 6, 2009 at 9:00 A.M. EST.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote “Seanergy.”
A replay of the conference call will be available until November 13, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants desiring to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Fleet Profile as of November 5, 2009

					Time Charter
Vessel Name	Vessel	Capacity			Expiry
	Class	(DWT)	Year Built	TC Rate ($)	(latest)
M/V Bremen Max	Panamax	73,503	1993	15,500	Aug. 2010
M/V Hamburg Max	Panamax	72,338	1994	15,500	Sept. 2010
M/V Davakis G.	Supramax	54,051	2008	Spot	Spot
M/V Delos Ranger	Supramax	54,051	2008	Spot	Spot
M/V African Zebra (1)	Handysize	38,623	1985	7,500	Aug. 2011
M/V African Oryx (1)	Handysize	24,110	1997	7,000	Aug. 2011
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000	Sept. 2011
M/V BET Prince (2)	Capesize	163,554	1995	23,000	Nov. 2009
M/V BET Scouter	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500	Sept. 2011

Total/Average		1,043,296	14 yrs

(1)	Represents gross floor charter rates excluding a 50% adjusted profit share distributed equally between owners and charterers calculated on the average Time Charter Rates quoted for all routes on the Baltic Supramax Index for a period of twenty two (22) to twenty five (25) months.

(2)	Under time charter with South African Marine Corporation S.A commencing upon the expiration of the existing time charter at a daily charter rate of $25,000, through January 2012.

Fleet Data:
We commenced operations on August 28, 2008; therefore, comparative information for the first nine months of 2008 and the three months ended September 30, 2008 is not available.

	Nine Months Ended	Three Months Ended
	September 30, 2009	September 30, 2009
Fleet Data:
Average number of vessels (1)	6.9	8.7
Ownership days (2)	1,883	797
Available days (3)	1,654	739
Operating days (4)	1,646	735
Fleet utilization (5)	87.4%	92.2%
Average Daily Results:
TCE rate (6)	42,127	30,052
Vessel operating expenses (7)	5,181	4,937
Management fee (8)	572	580
Total vessel operating expenses (9)	5,753	5,517

(1)	Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the nine months ended September 30, 2009, the Company incurred 229 off hire days for vessel scheduled dry docking. During the three months ended September 30, 2009, the Company incurred 58 off hire days for vessel scheduled dry docking.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)	Time charter equivalent or TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

     (In thousands of US Dollars, except daily time charter equivalent rate)

	Nine Months Ended	Three Months Ended
	September 30, 2009	September 30, 2009
Net revenues from vessels	70,662	22,352
Voyage expenses	(1,321)	(264)

Net operating revenues	69,341	22,088

Operating days	1,646	735

Daily time charter equivalent rate	42,127	30,052
(7)	Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:
     (In thousands of US Dollars, except daily vessel operating expenses)

	Nine Months Ended	Three Months Ended
	September 30, 2009	September 30, 2009
Operating expenses	9,756	3,935

Ownership days	1,883	797

Daily vessel operating expenses	5,181	4,937
(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period. The Company pays a fixed management fee of € 425 per vessel per day.

(9)	Total vessel operating expenses or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Recent Developments:
Acquisition of Bulk Energy Transport (Holdings) Limited
Seanergy Maritime Holdings Corp. announced on August 13, 2009 that it had completed the acquisition of a 50% ownership interest in Bulk Energy Transport (Holdings) Limited (“BET”) from Constellation Bulk Energy Holdings, Inc. for the purchase price of $1.00. The acquisition was initially announced on July 15, 2009.
As a result of the acquisition, the size of the Company’s controlled fleet increased to 11 dry bulk vessels with a carrying capacity of approximately 1,043,296 dwt and an average fleet age of 14 years comprising four Capesize, three Panamax, two Supramax and two Handysize dry bulk carriers.
Concurrently with the closing of the acquisition, BET entered into a technical management agreement with Enterprises Shipping and Trading, S.A. (“EST”) and a commercial brokerage agreement with Safbulk Maritime S.A. (“Safbulk”). Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker of the Company’s current fleet.

The Company has also entered into a shareholders’ agreement with Mineral Transport Holdings Inc., pursuant to which the Company controls BET’s Board of Directors and has also appointed BET’s Managing Director. The shareholders’ agreement also addresses customary matters such as transfer of shares and shareholder reserved matters.
Amendment and Conversion of Convertible Promissory Note
On August 19, 2009, the Company agreed to reduce the conversion price of the convertible promissory note in the principal amount of $28,250,000 due on August 28, 2010 that was issued as partial consideration for the vessels it acquired in its business combination in August 2008. In connection with, and as a condition to, the reduction in the conversion price, the holders of the note have converted the principal amount of the note and all accrued but unpaid fees and interest due thereunder into shares of Seanergy’s common stock. The conversion price as amended equaled $4.45598, which was the average closing price of our common stock for the five-day period commencing on the date of the amendment. Upon the required immediate conversion of the note, we issued an aggregate of 6,585,868 shares of our common stock to the holders and the convertible note was cancelled.
Drydocking Schedule
The BET Commander commenced its scheduled drydocking on August 23, 2009 and was completed on October 30, 2009. We have no additional scheduled drydockings this year.
Other Matters:
BET Signing of Supplemental Agreement to its Loan
The Company announced on October 12, 2009 that BET entered into with its lenders a supplemental agreement to its loan for a period up to July 1, 2010 and received a reduction of the security requirement from 125% to 100% and a reduction of the minimum equity ratio requirement from 0.30:1.0 to 0.175:1.0 at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.
Seanergy’s Covenant Waiver
The Company has amended its loan agreement and received a waiver on its market value to loan covenant up to July 1, 2010. We have requested, and our lender has indicated its willingness to provide, an extension of this waiver until January 1, 2011.
We expect the extension of this waiver to be granted; thus, the presentation of our long-term debt in the attached financial statements assumes that the extension of this waiver will be granted and, accordingly, substantially all of our long-term debt continues to be classified as non-current as of September 30, 2009.
To the extent that we are unable to obtain this waiver, any long-term debt for which we have been unable to secure a market value to loan covenant waiver will be required to be classified as current, reflecting our lender’s ability to call that debt at any time at its option.

Seanergy Maritime Holdings Corp.
Reconciliation of Net Income to EBITDA
(All amounts expressed in thousands of U.S. Dollars)

	Nine Months Ended	Three Months Ended
	September 30, 2009	September 30, 2009
Net income attributable to Seanergy Maritime Holdings	33,265	13,983
Interest and finance costs, net (including interest income)	6,293	3,417
Depreciation & amortization	21,113	5,673
EBITDA	60,671	23,073

Seanergy Maritime Holdings Corp.
Reconciliation of Net Cash Provided by Operating Activities to EBITDA
(All amounts expressed in thousands of U.S. Dollars)

	Nine Months Ended	Three Months Ended
	September 30, 2009	September 30, 2009
Net cash flow provided by operating activities	36,445	1,945
Changes in operating assets and liabilities	8,232	9,866
Changes in capital expenditures (drydocking)	4,437	2,192
Amortization & write-off of deferred charges	-691	-303
Change in fair value of financial instruments	-967	-967
Fair value of contracts	42	42
Interest and finance costs, net (includes interest income)	6,293	3,418
Net loss attributable to the noncontrolling interest	67	67
Gain from acquisition	6,813	6,813
EBITDA	60,671	23,073

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, and does not represent cash flow from operations. EBITDA is presented solely as a supplemental disclosure because management believes that it is a common measure of operating performance in the shipping industry.

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2009 and December 31, 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	September 30,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	60,408	27,543
Restricted cash	3,564	—
Due from related parties	4,925	577
Inventories	1,211	872
Prepaid insurance expenses	526	574
Prepaid expenses	10	—
Prepaid expenses and other current assets — related parties	22	248
Other current assets	320	—

Total current assets	70,986	29,814

Fixed assets:
Vessels, net	450,920	345,622
Office equipment, net	17	9

Total fixed assets	450,937	345,631

Other assets
Goodwill	17,275
Deferred charges	7,762	2,757
Other non-current assets	180	—

TOTAL ASSETS	547,140	378,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	30,006	27,750
Trade accounts and other payables	573	674
Due to underwriters	76	419
Accrued expenses	2,604	541
Accrued interest	559	166
Deferred revenue — related party	571	3,029
Deferred revenue	62	—

Total current liabilities	34,451	32,579

Long-term debt, net of current portion	277,689	184,595
Accrued charges on convertible promissory note due to shareholders		420
Below market acquired time charter	668	—
Financial instruments	5,884	—
Convertible promissory note due to shareholders	—	29,043

Total liabilities	318,692	246,637

Commitments and contingencies
Consolidated shareholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $0.0001 par value; 200,000,000 and 89,000,000 authorized shares as at September 30, 2009 and December 31, 2008, respectively; 28,947,095 and 22,361,227 shares, issued and outstanding as at September 30, 2009 and December 31, 2008, respectively	3	2
Additional paid-in capital	213,232	166,361
Noncontrolling interest	16,746	—
Accumulated deficit	(1,533)	(34,798)

Total consolidated shareholders’ equity	228,448	131,565

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	547,140	378,202

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues:
Vessel revenue – related party	21,103	6,275	70,651	6,275

Vessel revenue	1,887		1,887
Commissions – non related party	(232)	—	(232)
Commissions – related party	(406)	(153)	(1,644)	(153)

Vessel revenue, net	22,352	6,122	70,662	6,122

Expenses:
Direct voyage expenses	(42)	(143)	(480)	(143)

Vessel operating expenses	(3,935)	(719)	(9,756)	(719)

Voyage expenses — related party	(222)	(77)	(841)	(77)
Management fees — related party	(462)	(82)	(1,078)	(82)
General and administration expenses	(1,014)	(208)	(3,083)	(805)
General and administration expenses — related party	(459)	(50)	(1,553)	(50)
Amortization of deferred dry-docking costs	(387)	—	(397)	—
Depreciation	(5,286)	(1,488)	(20,716)	(1,488)
Gain from acquisition	6,813	—	6,813	—

Operating income	17,358	3,355	39,571	2,758

Other income (expense), net:
Interest and finance costs	(3,451)	(640)	(6,270)	(640)
Interest and finance costs — shareholders	(74)	(90)	(386)	(90)
Interest income — money market funds	108	644	363	3,257
Foreign currency exchange gains (losses), net	(25)	1	(80)	1

Net Income	13,916	3,270	33,198	5,286

Less: Net Loss Attributable to the Noncontrolling interest	67		67

Net Income Attributable to Seanergy Maritime Holdings	13,983	3,270	33,265	5,286

Net income per common share
Basic	0.57	0.12	1.44	0.19

Diluted	0.46	0.10	1.13	0.16

Weighted average common shares outstanding
Basic	24,580,378	26,314,831	23,109,073	27,829,907

Diluted	30,386,931	32,882,906	29,420,518	34,397,982

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

				Retained
	Common stock		Additional	Earnings/	Non	Total
		Par	paid-in	(Accumulated	controlling	shareholders
	# of Shares	value	capital	deficit)	interest	equity
Balance January 1, 2008	28,600,000	3	146,925	1,441		148,369

Net (loss) for the year ended December 31, 2008	—	—	—	(31,985)		(31,985)

Dividends paid	—	—	—	(4,254)		(4,254)

Reclassification of common stock no longer subject to redemption	(6,370,773)	—	17,144	—		17,144

Reversal of underwriter fees forfeited to redeeming shareholders	—	—	1,433	—		1,433

Liquidation and dissolution common stock exchange		(1)	1	—		—

Warrants exercised	132,000	—	858	—		858

Balance December 31, 2008	22,361,227	2	166,361	(34,798)		131,565
Issuance of common stock to convert promissory note	6,585,868	1	29,596			29,597
Issuance of shares due to earn- out			17,275			17,275

Non controlling interest					16,813	16,813
Net income for the nine months ended September 30, 2009	—	—	—	33,265	(67)	33,198

Balance September 30, 2009	28,947,095	3	213,232	(1,533)	16,746	228,448

Seanergy Maritime Holdings Corp. and subsidiaries
Condensed Consolidated Statements of Cash Flows
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Nine months ended September 30,
	2009	2008
Cash flows from operating activities:
Net income	33,198	5,286
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	20,716	1,488
Amortization and write-off of deferred financing costs	691	41
Amortization of deferred drydocking costs	397	13
Deferred drydocking costs	(4,437)	—
Change in fair value of financial instruments	967	—
Amortization of acquired time charters	(42)	—
Gain on acquisition	(6,813)

Changes in operating assets and liabilities:
(Increase) decrease in -
Advances (trade) to related party	(3,098)	(2,240)
Inventories	1,137	(742)
Other current assets	(320)	—
Trade accounts and other receivables	232	—
Other non current assets	(180)
Prepaid expenses	(10)	79
Prepaid insurance expenses	48	(384)
Prepaid expenses and other current assets — related parties	1,587	(54)
Accrued expenses	(950)	38
Trade accounts and other payables	(3,912)	2,685
Due to underwriters	(343)	(5,085)
Accrued charges on convertible note due to shareholders	(420)	76
Premium amortization on convertible note due to shareholders	554
Accrued interest	227	137
Deferred revenue — related party	(2,784)	2,138

Net cash provided by operating activities	36,445	3,476

Cash flows from investing activities:
Funds placed in trust account from offering		232,923
Acquisition of business, net of cash acquired	36,374	(375.283)
Additions to vessels	(6)
Additions to office furniture and equipment	(15)	—

Net cash provided by/(used in) investing activities	36,353	(142,360)

Cash flows from financing activities:
Proceeds from long term debt & revolving facility		219,845
Dividends paid		(4,254)
Redemption of common shares		(62,271)
Restricted cash	(2,183)	—
Noncontrolling interest contribution	10,000	—
Repayment of long term debt	(47,750)	—
Deferred finance charges	—	(2,688)

Net cash used in financing activities	(39,933)	150,632

Net increase in cash and cash equivalents	32,865	11,748
Cash and cash equivalents at beginning of period	27,543	2,211

Cash and cash equivalents at end of period	60,408	13,959

Cash paid for:
Interest	4,089	445

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Corp. was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries.
Seanergy Maritime Holdings Corp. commenced operations on August 28, 2008 following shareholder approval on August 26, 2008 for its business combination including the acquisition of six dry bulk carriers from the Restis family. On August 28, 2008, the shareholders of Seanergy Maritime Holdings Corp. also approved the dissolution and liquidation of Seanergy Maritime Corp., which became effective on January 27, 2009.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.
The consolidated financial statements included in this release are for the nine months ended September 30, 2009 and include the accounts of Seanergy Maritime Holdings Corp. and its acquired wholly owned subsidiaries, as well as Seanergy Maritime Corp., the Company’s predecessor, and the accounts of Bulk Energy Transport (Holdings) Limited (“BET). Because we commenced our operations on August 28, 2008, comparative operating information for the first nine months of 2008 is not available.
The Company’s initial fleet comprised two Panamax, two Supramax and two Handysize dry bulk carriers. Seanergy purchased and took delivery of these ships in the third and fourth quarters of 2008 from companies associated with members of the Restis family.
In August 2009, the Company acquired a controlling interest in BET, which owns five drybulk carriers, four Capesize and one Panamax.
As a result, the Company’s current controlled fleet includes 11 drybulk carriers (four Capesize, three Panamax, two Supramax and two Handysize vessels) with a total carrying capacity of 1,043, 296 dwt and an average age of 14 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Amex LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461 E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566 E-mail: seanergy@capitallink.com